================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        INFORMATION STATEMENT PURSUANT TO
            SECTION 14(F) OF THE SECURITIES AND EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                          Commission File No. 000-24124

                               FRESH AMERICA CORP.
               (Exact name of registrant specified in its charter)

            TEXAS                                    76-0281274
  (State or other jurisdiction           (I.R.S. Employer Identification No.)
       of incorporation)

                           6600 LBJ Freeway, Suite 180
                               Dallas, Texas 75240
           (Address of principal executive office, including zip code)

                                  972-774-0575
               Registrant's telephone number, including area code:

                                 October 5, 2001

================================================================================

                               FRESH AMERICA CORP.
                           6600 LBJ FREEWAY, SUITE 180
                               DALLAS, TEXAS 75240

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

           No vote or other action of our Shareholders is required in connection with this Information Statement.

    This Information Statement is provided for information purposes only. No proxies are being solicited and you are requested not to send a proxy.

This Information Statement is being mailed on or about October 5, 2001 to the holders of record of shares of common stock, par value $0.01 per share (the "Common Stock"), of Fresh America Corp., a Texas corporation (the "Company"), in connection with the anticipated appointment of certain individuals (the "Designees") who will constitute more than a majority of our board of directors, other than at a meeting of shareholders. Such appointments are to be made pursuant to our financial restructuring that was effected in accordance with a Securities Exchange and Purchase Agreement, dated as of August 14, 2001, as supplemented by the Post-Closing Agreement dated as of September 5, 2001, (the "Securities Purchase Agreement") and a Shareholders Agreement dated as of August 14, 2001 (the "Shareholders Agreement" and, together with the Securities Purchase Agreement, the "Agreements"), in each case entered into by and among the Company, North Texas Opportunity Fund LP, a Texas limited partnership ("NTOF"), and each of John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company, Signature 1A (Cayman), Ltd., Signature 3 Limited and Investors Partner Life Insurance Company (collectively, the "Hancock Entities"). Copies of the Agreements are attached as exhibits to our Current Report on Form 8-K that was filed with the Securities and Exchange Commission ("SEC") on September 20, 2001.

Terms of the Restructuring

In connection with our financial restructuring, NTOF utilized its operating capital to purchase for cash 50,000 shares of Series D Cumulative Redeemable Preferred Stock, $1.00 par value per share (the "Series D Preferred Stock"), and warrants exercisable for 84,100,980 shares of Common Stock. The purchase price for the Series D Preferred Stock and warrants purchased by NTOF was $5 million. Subsequently, Arthur Hollingsworth, an affiliate of NTOF, purchased 3,500 of the 50,000 shares, and 5,887,069 of the 84,100,980 warrants, purchased by NTOF. The warrants purchased by NTOF, including those warrants that were subsequently purchased by Arthur Hollingsworth, are herein referred to as the "NTOF Warrants."

In addition, as part of our financial restructuring, the Hancock Entities exchanged $20 million in the aggregate principal amount of subordinated notes, warrants to purchase 576,134 shares of Common Stock, 50,000 shares of Series C Cumulative Redeemable Preferred Stock and all accrued interest and dividends related to each of the foregoing for 27,000 shares of Series D

Preferred Stock and warrants exercisable for 45,414,529 shares of Common Stock (the "Hancock Warrants").

Assuming that our shareholders approve the amendments to our Articles of Incorporation discussed below, the number of shares of Common Stock into which the NTOF Warrants are exercisable represents approximately 50% of our fully diluted Common Stock, while the number of shares of Common Stock for which the Hancock Warrants are exercisable represents approximately 27% of our fully diluted Common Stock.

Board of Director Representation

Pursuant to the Agreements, our board of directors will consist of five members. The holders of Series D Preferred Stock are entitled to elect four members our board of directors. NTOF has the right to designate three members of our board of directors, and the Hancock Entities have the right to designate one member of our board of directors. The Hancock Entities have advised the Company and NTOF that they do not currently intend to exercise their right to designate a director. As a result, NTOF has the right to designate a fourth member of our board of directors.

NTOF has designated Arthur W. Hollingsworth, Luke M. Sweetser, Gregory A. Campbell and Darren L. Miles to serve on our board of directors. When NTOF's designees join our board of directors, two of the Company's current directors, Mark Gier and Keith McKinney, will resign from the board. The change in the composition of our board of directors described above will occur ten days after the date upon which we file this Information Statement with the SEC and mail this Information Statement to all holders of record of our Common Stock in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder.

Special Voting Rights

Pursuant to the terms of the Agreements, we must obtain the consent of the holders of our Series D Preferred Stock prior to taking certain actions in the operation of our business. Prior to taking the following actions, we must obtain the consent of 100% of the holders of Series D Preferred Stock:

     . amending our organizational documents in a manner that is adverse to the holders of the Series D Preferred Stock;

     . declaring any dividends with respect to any of our capital stock (except as required pursuant to the terms of the Series D Preferred Stock);

     . entering into any transaction (other than an arms-length transaction) with any of our affiliates;

     . increasing the compensation of any of our executive officers by more than 5% during any fiscal year;

     .    adopting any new employee benefit plan; or

     . granting any equity-based compensation to any key employee of the Company or any subsidiary.

The prior written consent of at least 66 2/3% of the holders of the Series D Preferred Stock is required for the following actions:

     . selling or issuing any additional shares of our capital stock or any of the capital stock of any of our subsidiaries (except in connection with the exercise of existing warrants or pursuant to its employee stock option plan); or

     . reclassifying any shares of our capital stock into any other capital stock.

The prior written consent of at least a majority of the holders of Series D Preferred Stock is required before:

     . selling or leasing any of our assets other than in the ordinary course of business;

     . effecting any merger, consolidation or other corporate reorganization involving the Company;

     . entering into any new line of business or acquiring any substantial business operation or assets (through a stock or asset purchase or otherwise);

     . entering into any contract or agreement pursuant to which we must pay more than $250,000 per year;

     .    terminating any of our key employees;

     .    acquiring any debt or equity interest in any other person or entity;

     .    incurring any indebtedness in excess of $8 million;

     . acquiring more than $500,000 of property or assets from any person or entity during any 12 month period; or

     . making any capital expenditure greater than $250,000 individually or $1,000,000 in the aggregate.

Put Option Granted to Holders of Series D Preferred Stock

Under the Agreements, each holder of Series D Preferred Stock has the right to sell its Series D Preferred Stock to us at a price per share equal to $100 plus any and all accrued and unpaid dividends and interest with respect to such share at any time after August 14, 2004 or earlier upon the occurrence of certain triggering events (the "Put Option"). Among the events triggering the acceleration of these put rights are the following:

     . any material breach by us of the provisions of the Agreements (other than our failure to pay dividends with respect to the Series D Preferred Stock);

     . any merger, consolidation or share exchange involving the Company in which we are not the surviving or resulting entity or as a result of which our beneficial owners prior to such a transaction will, immediately after the transaction, own less than a majority of our capital stock;

     .    a sale of substantially all of our assets or operations;

     .    any substantial change in the type of business we conduct;

     .    any change in control of the Company; and

     . the consummation of any underwritten public offering or any private equity financing, in either case as a result of which we receive at least $20,000,000 in cash proceeds.

If, during the time period which a holder of Series D Preferred Stock has the right to put its shares of Series D Preferred Stock to us as described above, we receive any bona fide third-party proposal relating to the sale of all or substantially all of our assets, a merger, consolidation or share exchange involving the Company that would result in a change in the beneficial ownership of our capital stock or a change in control of the Company, and if we accept the proposal within the time periods mandated by the Shareholders Agreement, then we must use good faith and commercially reasonable efforts to consummate the transactions described in the proposal. If, however, we do not accept the proposal within the time periods mandated by the Shareholders Agreement, then each holder of Series D Preferred Stock will also have the right to cause us to purchase all of the capital stock of the Company that the holder owns for an amount of cash equal to the consideration that would have been paid to the holder had we accepted the proposal.

Description of Common Stock Warrants

In general, the NTOF Warrants and the Hancock Warrants are exercisable at any time prior to August 14, 2011. The exercise price of these warrants is $.0001 per share, and the warrants are subject to anti-dilution provisions that adjust the number of shares of Common Stock into which such warrants are exercisable if we effect any recapitalization, stock dividend, stock split, reorganization, merger or similar transaction or if we undertake certain issuances of Common Stock for less than market value. Assuming that our shareholders approve the amendments to our Articles of Incorporation discussed below, the number of shares of Common Stock for which the NTOF Warrants are exercisable represents approximately 50% of our fully diluted Common Stock, while the number of shares of Common Stock for which the Hancock Warrants are exercisable represents approximately 27% of our fully diluted Common Stock.

Necessity of Shareholder Approval to Effect Exercise of the Warrants

Although the NTOF Warrants and the Hancock Warrants are by their terms immediately exercisable, we presently do not have a sufficient number of authorized shares of Common Stock to issue upon exercise of the warrants. Therefore, before the NTOF Warrants and Hancock Warrants may be exercised, we must amend our Articles of Incorporation to increase the number of authorized shares of Common Stock from 10 million to 250 million and to decrease the stated par value of the Common Stock from $.01 to $.0001 per share (the "Charter Amendment").

Our board of directors has approved the Charter Amendment, but before the Charter Amendment can be effective, the holders of 66 2/3% of our issued and outstanding Common Stock must vote in favor it. As of September 24, 2001, NTOF has received written agreements from the holders of approximately 47% of our issued and outstanding Common Stock to vote in favor of the Charter Amendment. We intend to hold the annual shareholders meeting later this year to seek shareholder approval of the Charter Amendment.

Effect of the Failure to Receive Shareholder Approval

If we do not receive the requisite shareholder approval of the Charter Amendment, then the Agreements provide that many of the rights and preferences associated with the Series D Preferred Stock will change. The primary changes in the rights and preferences of the Series D Preferred Stock that will occur if shareholder approval of the Charter Amendment is not obtained are as follows:

Special Voting Rights. The holders of Series D Preferred Stock will be entitled to vote as a separate class on all matters on which the holders of our Common Stock are entitled to vote, with each share of Series D Preferred Stock being entitled to one vote per share. In addition, the holders of the Series D Preferred Stock will be entitled to vote together with the holders of Common Stock on all matters on which the holders of Common Stock are entitled to vote, but with each share of Series D Preferred Stock being entitled to 250 votes per share. As a result, on any matters voted on by holders of the Common Stock, NTOF and the Hancock Entities will have 12,500,000 votes and 6,750,000 votes, respectively, which, in the aggregate, would represent approximately 68% of the voting power of our outstanding capital stock on a fully diluted basis.

Put Option. Upon our failure to obtain shareholder approval of the Charter Amendment, the put price to be paid to the holders of the Series D Preferred Stock pursuant to the Put Option would be tripled.

Dividends. The annual cumulative dividend rate on each share of Series D Preferred Stock will increase to $18 per share.

Liquidation Preference. In the event of a dissolution of the Company or upon the occurrence of certain other liquidation events and upon the payment in full of all liquidation payments owed to the holders of the Series D Preferred Stock as described above, the holders of Series D Preferred Stock will be entitled to receive an amount equal to 90% of the fair market value of our remaining assets and other funds, and the holders of our Common Stock will be entitled to receive an amount equal to 10% of the fair market value of our remaining assets and other funds.

Reason for Information Statement

No action is required by our shareholders in connection with the addition of the Designees to our board of directors. However, pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, we must mail to our shareholders the information contained in this Information Statement prior to a change in a majority of our directors because such change will not occur at a shareholder meeting.

                    OUTSTANDING SECURITIES AND VOTING RIGHTS

As of September 24, 2001, there were 8,410,098 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to shareholders for their consideration. As of September 24, 2001, there were 77,000 shares of Preferred Stock issued and outstanding. In the event shareholder approval of the Charter Amendment is not obtained, the holders of Series D Preferred Stock will be entitled to vote as a separate class on all matters on which the holders of our Common Stock are entitled to vote, with each share of Series D Preferred Stock being entitled to one vote per share. Further, the holders of the Series D Preferred Stock will be entitled to vote together with the holders of Common Stock on all matters on which the holders of Common Stock are entitled to vote, but with each share of Series D Preferred Stock being entitled to 250 votes per share.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information as to those persons believed by management to be beneficial owners of more than 5% of our outstanding shares of Common Stock as of September 24, 2001, or as disclosed in certain reports received as of such date regarding such ownership filed by such persons with the Company and with the SEC, in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended ("Exchange Act").


                                      Amount and Nature of
Beneficial Owner                      Beneficial Ownership    Percent of Class/(1)/
----------------                      --------------------    ----------------
North Texas Opportunity Fund LP
13355 Noel Road, Suite 2210               3,944,094/(2)/           46.8%
Dallas, TX  75240

John Hancock Financial Services, Inc.            -0-/(3)/             *
John Hancock Place, P.O. Box 111
Boston, MA 02117

Larry Martin                             3,176,694/(4)/     37.7%
2729 Sunrise Drive
Arlington, TX 76006

Gruber & McBaine Capital Management        767,400/(5)/      9.1%
50 Osgood Place
San Francisco, CA 94133

DiMare Homestead, Inc.                     528,300/(6)/      6.3%
258 NW 1/st/ Avenue
Florida City, FL 33034

------------------
*Does not exceed 1% of the outstanding common stock.

(1) Percentages with respect to each person or group of persons have been calculated on the basis of 8,410,098 shares, the total number of shares of Common Stock outstanding on September 24, 2001, plus the number of shares of Common Stock which such person or group of persons has the right to acquire, without contingency, within 60 days after September 24, 2001.

(2) Does not include warrants to purchase 84,100,980 shares of Common Stock owned by NTOF and its affiliate, Arthur Hollingsworth, due to the existence of a material contingency (the need for shareholder approval of the Charter Amendment so that there are sufficient number of authorized shares of Common Stock for issuance upon exercise of the warrants) that is not within NTOF's control and that is required to be satisfied prior to exercise of the warrants.

         North Texas Opportunity Fund LP ("NTOF") is a direct beneficial owner of the Common Stock. North Texas Opportunity Fund Capital Partners LP ("NTOF Partners"), is an indirect beneficial owner of the Common Stock given that NTOF Partners is the general partner of NTOF; NTOF LLC ("NTOF LLC") is an indirect beneficial owner of the Common Stock given that NTOF LLC is the general partner of NTOF Partners; North Texas Investment Advisors LLC ("NT Advisors") is an indirect beneficial owner of the Common Stock given that NT Advisors is the investment manager of NTOF; Arthur W. Hollingsworth ("Hollingsworth") is an indirect beneficial owner of the Common Stock given that Hollingsworth is a manager of NTOF LLC and of NT Advisors; Luke M. Sweetser ("Sweetser") is an indirect beneficial owner of the Common Stock given that Sweetser is a manager of NTOF LLC and of NT Advisors; and Gregory A. Campbell ("Campbell") is an indirect beneficial owner of the Common Stock given that Campbell is a manager of NTOF LLC and of NT Advisors.

         Of the 3,944,094 shares beneficially owned by NTOF, 3,176,694 shares are beneficially owned by NTOF by virtue of a Voting Agreement and Irrevocable Proxy, dated September 4, 2001, granted to NTOF by Larry Martin, and 767,400 shares are beneficially owned by NTOF by virtue of a Voting Agreement and Irrevocable Proxy, dated September 10, 2001, granted to NTOF by Gruber & McBaine Capital Management, LLC.

(3) Does not include warrants to purchase 45,414,529 shares of Common Stock owned by the Hancock Entities and reported by the Hancock Entities in a
         Schedule 13D filed with the SEC on September 17, 2001, due to the existence of a material contingency (the need for shareholder approval of the Charter Amendment so that there are sufficient number of authorized shares of

         Common Stock for issuance upon exercise of the warrants) that is not within the Hancock Entities' control and that is required to be satisfied prior to exercise of the warrants.

(4) Based on information set forth in a Schedule 13D filed with the SEC on April 24, 2001, Mr. Martin beneficially owns 3,166,694 shares of Common Stock and options to purchase 10,000 shares of Common Stock which are exercisable within 60 days.

         Does not include options to purchase 3,633,162 shares of Common Stock owned by Mr. Martin, due to the existence of a material contingency (the need for shareholder approval of the Charter Amendment so that there are sufficient number of authorized shares of Common Stock for issuance upon the exercise of the options) that is not within Mr. Martin's control and that is required to be satisfied prior to the exercise of the options.

         Mr. Martin and NTOF share voting power over 3,176,694 shares of Common Stock by virtue of a Voting Agreement and Irrevocable Proxy dated September 4, 2001, granted to NTOF by Mr. Martin.

(5) Based on information provided to the Company by Gruber & McBaine Capital Management, LLC ("GMCM") pursuant to which GMCM reported voting and dispositive power over 767,400 shares of Common Stock.

         GMCM and NTOF share voting power over 767,400 shares of Common Stock by virtue of a Voting Agreement and Irrevocable Proxy dated September 10, 2001, granted to NTOF by GMCM.

(6) Based on information set forth in Schedule 13D filed with the SEC on June 16, 2000, by DiMare Homestead, Inc. ("DiMare"), DiMare has sole voting and dispositive power with regard to 528,300 shares of Common Stock.

            POST-FINANCIAL RESTRUCTURING PRO FORMA SECURITY OWNERSHIP
                      UPON RECEIPT OF SHAREHOLDER APPROVAL

The following table sets forth certain pro forma information concerning the beneficial ownership of Common Stock following the completion of our financial restructuring and assuming approval of the Charter Amendment by our shareholders. The table assumes the exercise of all outstanding warrants and options which have been issued as of September 24, 2001, regardless of whether such warrants or options have vested or are subject to any contingencies, including, but not limited to, shareholder approval of the Charter Amendment.

                                                   Amount and Nature of
Beneficial Owner                                   Beneficial Ownership   Percent of Class/(1)/
----------------                                   --------------------   ----------------
North Texas Opportunity Fund LP and Affiliates          84,100,980/(2)/         50.0%

The Hancock Entities                                    45,414,529/(3)/         27.0%

Existing Shareholders other than Management              5,211,622               3.1%

Management Distributions:

     Darren Miles                                            2,724,872/(4)/     1.6%

     Larry Martin                                            6,819,856/(5)/     4.1%

     Gary Weiner                                             2,760,472/(6)(7)/  1.6%

     Steve Finberg                                           2,751,372/(6)(8)/  1.6%

     Cheryl Taylor                                           2,724,872/(6)/     1.6%

     Colon Washburn                                          1,122,435/(9)/     0.7%

Existing Warrants                                              300,000          0.2%

Additional Options under '93 and '96 Plans not held by         249,787          0.1%
   Management

Option Pool to be issued to Existing Management              8,265,893          4.9%

Option Pool to be issued to Future Management                5,755,270          3.4%

__________________

(1) Percentages are based upon 8,410,098 shares (the total number of shares of Common Stock outstanding on September 24, 2001) plus the total number of shares underlying all outstanding options and warrants regardless of whether such options or warrants are currently exercisable or subject to contingency.

(2) Includes warrants to purchase 84,100,980 shares of Common Stock owned by NTOF and affiliates.

(3) Includes warrants to purchase 45,414,529 shares of Common Stock owned by the Hancock Entities.

(4) Includes options to purchase 2,724,872 shares of Common Stock which are immediately exercisable subject to the approval of the Charter Amendment.

(5) Includes options to purchase 10,000 shares of Common Stock which are currently exercisable. Includes options to purchase 3,633,162 shares of Common Stock which are immediately exercisable subject to the approval of the Charter Amendment. Includes options to purchase 10,000 shares of Common Stock which are not currently exercisable.

(6) Includes options to purchase 2,724,872 shares of Common Stock, of which options to purchase 681,218 shares are immediately exercisable and the remainder of which are subject to future vesting, and all of which are subject to the approval of the Charter Amendment.

(7) Includes options to purchase 35,500 shares of Common Stock which are currently exercisable.

(8) Includes options to purchase 26,500 shares of Common Stock which are currently exercisable.

(9) Includes options to purchase 1,000,000 shares of Common Stock which are immediately exercisable subject to the approval of the Charter Amendment. Includes options to purchase 90,753 shares of Common Stock which are currently exercisable.

                    BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth, as of September 24, 2001, the names of our current directors, designees for director, our current executive officers and each named executive officers (as defined below) of the Company; their respective ages; their position with the Company; and, with respect to each director, the year in which they became a director of the Company; and the year in which their term (or in the case of the designees, their proposed terms) as director expires. The table also sets forth the amount of Common Stock and the percent thereof beneficially owned by each director, designee, executive officer and named executive officer and by all directors and executive officers as a group as of September 24, 2001.

                                                             Director     Term to     Amount and Nature of       Percent
Designees as Director                Title           Age      Since       Expire      Beneficial Ownership    of Class/(1)/
---------------------                -----           ---      -----       ------      --------------------    --------
Arthur W. Hollingsworth             Designee         38        2001        2001          3,944,094/(2)/           46.8%

Luke M. Sweetser                    Designee         29        2001        2001          3,944,094/(2)/           46.8%

Gregory A. Campbell                 Designee         48        2001        2001          3,944,094/(2)/           46.8%

Darren L. Miles                     Designee,        42        2001        2001                 --/(3)/              *
                                 Chief Executive
                                     Officer

                                                        Director        Term to      Amount and Nature of       Percent
Current Directors                 Title        Age       Since          Expire       Beneficial Ownership    of Class/(1)/
-----------------                 -----        ---       -----          ------       --------------------    --------
Colon Washburn                  Director       56         1993         2001              122,435/(4)/            1.5%

Mark Gier                       Director       40         2001         2001/(5)/              --                   *

Keith McKinney                  Director       58         2001         2001/(5)/              --                   *

Current Officers
Who Are Not                                                 Director      Term to     Amount and Nature of       Percent
Directors or Designees          Title               Age       Since       Expire      Beneficial Ownership    of Class/(1)/
----------------------          -----               ---       -----       ------      --------------------    --------
Gary D. Wiener             Executive Vice           49          --          --            35,600/(6)/               *
                           President and Chief
                           Operating Officer

Steven C. Finberg          Vice President of        32          --          --            26,500/(6)/               *
                           Sales and Marketing

Cheryl A. Taylor           Executive Vice           33          --          --                --/(6)/               *
                           President, Chief
                           Financial Officer
                           and Secretary

Helen Mihas                Vice President,          35         --          --                  --                  *
                           Treasurer,
                           Controller and
                           Assistant Secretary

All Directors and                                                                         184,535/(7)/           2.2%
Executive Officers as a
Group (8 persons)

Current Named Executive
Officers Who Are Not
Current Officers,                                           Director     Term to     Amount and Nature of        Percent
Directors or Designees             Title               Age    Since      Expire      Beneficial Ownership     of Class/(1)/
----------------------             -----               ---    -----      ------      --------------------     --------
David I. Sheinfeld         Former Chairman of the      46       --         --            513,697/(8)/             6.0%
                           Board and President

_________________
* Does not exceed 1% of the outstanding common stock

(1) Percentages with respect to each person or group of persons have been calculated on the basis of 8,410,098 shares, the total number of shares of Common Stock outstanding on September 24, 2001, plus the number of shares of Common Stock which such person or group of persons has the right to acquire, without contingency, within 60 days after September 24, 2001.

(2) As managers of NTOF LLC and NT Advisors, Messrs. Hollingsworth, Campbell and Sweetser are deemed to be indirect beneficial owners of shares of our Common Stock that are beneficially owned by NTOF. NTOF LLC is the general partner of NTOF Partners, the general partner of NTOF. NT Advisors is the investment manager of NTOF.

(3) Does not include options to purchase 2,724,827 shares of Common Stock which are immediately exercisable subject to the approval of the Charter Amendment.

(4) Does not include options to purchase 1,000,000 shares of Common Stock which are immediately exercisable subject to the approval of the Charter Amendment.

(5) Messrs. Gier and McKinney have tendered their resignation from the Board of Directors to be effective ten days after this Information Statement is filed with the SEC and mailed to all holders of record or our Common Stock.

(6) Does not include options to purchase 2,724,872 shares of Common Stock, of which options to purchase 681,218 shares are immediately exercisable and the remainder of which are subject to future vesting, subject to the approval of the Charter Amendment.

(7) Includes 152,753 shares subject to options issued to certain directors and executive officers of the Company that are exercisable within 60 days.

(8) Consists of 328,037 shares held of record by David I. Sheinfeld, as trustee of the Sheinfeld Family Trust, 70,100 shares held of record by the Sheinfeld Family Partnership, 10,023 shares held of record by Mr. Sheinfeld and 105,537 shares subject to options issued to Mr. Sheinfeld under our stock option plans that are exercisable within 60 days. Mr. Sheinfeld's address is 42 Downs Lake Circle, Dallas, TX 75230. Mr. Sheinfeld resigned from all positions with the Company effective November 2000.

Current Directors

The number of members on our board of directors is currently set at five. Presently, there are three members on our board of directors and two vacancies. Pursuant to our bylaws, each director holds office until such director's successor is elected and qualified or until such director's earlier resignation, death or removal. The individuals described below comprise our current board of directors. Effective ten days after the date on which this Information Statement is filed with the SEC and mailed to all holders of record of our Common Stock, Mark Gier and Keith McKinney will resign as directors of the Company.

Colon Washburn, 56. Mr. Washburn resigned his position as our Chief Executive Officer in August, 2001. Mr. Washburn had been appointed Chief Executive Officer in October, 1999. Since his resignation, Mr. Washburn has remained with the Company as a member of our board of directors and continues to serve as an advisor to management. Mr. Washburn has been a director of the Company since July 1993. From 1971 until January 1993, Mr. Washburn was employed by Wal-Mart Stores, Inc. ("Wal-Mart"), where he served most recently as Executive Vice President of Sam's Wholesale Club, a division of Wal-Mart, and also as Senior Vice President of Wal-Mart. Since February 1993, Mr. Washburn has been President of Beau Chene Farms, a real estate development company. Additionally, Mr. Washburn serves as a director of Tandycrafts, Inc.

Mark Gier, 40. In February 2001, Mr. Gier was appointed a director of the Company. Mr. Gier formed Diversified Management Services, LLC in November 2000. Mr. Gier is also a faculty member of The Refrigeration Research and Education Foundation annual institute and served as a former Chairman of the Finance and Administration, Investments, and Insurance Committees of the World Food Logistics Organization from 1993 to 1998. Upon the closing of the NTOF transaction, Mr. Gier tendered his resignation from our board of directors. Such resignation will be effective upon the satisfaction of the requirements of
Section 14(f) of the Exchange Act.

Keith McKinney, 58. Mr. McKinney became a director of the Company in February 2001. Mr. McKinney is a private investor who retired in 1992 as President, CEO and Vice Chairman of Intertrans Corporation, a public, international transportation and logistics company. Prior to co-founding Intertrans Corporation in 1978, Mr. McKinney held several positions with Circle International, a public international freight forwarder, customs broker and logistics company, and with Texas Instruments in various capacities, including International Traffic Manager. Upon the closing of the NTOF transaction, Mr. McKinney tendered his resignation from our board of directors. Such resignation will be effective upon the satisfaction of the requirements of Section 14(f) of the Exchange Act.

Designees to the Board of Directors

In accordance with the terms of the Agreements, effective ten days after the date on which this Information Statement is filed with the SEC and mailed to all holders of record of our Common Stock, the individuals described below will be appointed to our board of directors. At the same time, Mark Gier and Keith McKinney will resign as members of our board of directors. As a result, the individuals described below will constitute a majority of our board of directors.

Arthur W. Hollingsworth, 38. Since August 2000, Mr. Hollingsworth has been a Co-founder and Partner of North Texas Opportunity Fund LP, a venture capital/private equity firm located in Dallas, TX. From 1989 to the present, Mr. Hollingsworth has also been a Partner of Lewis Hollingsworth LP, a venture capital/private equity firm located in Dallas, TX. Mr. Hollingsworth is Chairman of the Boards of Belding Hausman Incorporated (textile manufacturer), Instaff Personnel, Inc. (temporary staffing services), and the North Dallas Chamber of Commerce, and is also Co-Chairman of BillMatrix Corporation (payment processing). In addition, Mr. Hollingsworth serves on the board of directors of Hollingsworth & Vose Company (paper manufacturing), Logex Corporation (industrial gas transportation), PrimeSource Foodservice Equipment, Inc. (foodservice equipment distribution), and the Zale Lipshy University Medical Center, Inc. (healthcare).

Gregory A. Campbell, 48. Since August 2000, Mr. Campbell has been a Co-founder and Partner of North Texas Opportunity Fund LP, a venture capital/private equity firm in Dallas, TX. Since September 1998, Mr. Campbell has served as President of Rainmaker, Inc., a management consulting firm located in Dallas, TX.

Luke M. Sweetser, 29. Since August 2000, Mr. Sweetser has been a Co-founder and Partner of North Texas Opportunity Fund LP, a venture capital/private equity firm located in Dallas, TX. Since July 1994, Mr. Sweetser has been a Partner and Managing Director of Lewis Hollingsworth LP, a venture capital/private equity firm located in Dallas, TX. Mr. Sweetser is a Director of InStaff Personnel (temporary staffing services), PrimeSource Foodservice Equipment, Inc. (foodservice equipment distribution), Trycos Incorporated (software development) and the Dallas-Ft. Worth Private Equity Forum. Mr. Sweetser has served as a Director for the City of Dallas Housing Finance Corporation since 1994 and has served as its Chief Investment Officer since 1996. Mr. Sweetser holds the designation of Chartered Financial Analyst from the Association of Investment Management and Research.

Darren L. Miles, 42. In August 2001, Mr. Miles was appointed Chief Executive Officer of the Company. Since 2000, Mr. Miles has been a director of Lewis Hollingsworth LP, a venture capital/private equity firm in Dallas, TX. From 1998 to 2000, Mr. Miles was Chief Financial Officer and Executive Vice President of ACS Incorporated, a commodity distribution company. From 1984 to 1998, Mr. Miles was Chief Financial Officer, Executive Vice President, and a Principal of Hutson Companies Inc., a privately-held wholesale/retail distribution company.

Officers who are not Directors or Designees to the Board of Directors

Gary D. Wiener, 49. Mr. Wiener joined the Company in 1993. In March 2000, Mr. Wiener was appointed our Executive Vice President and Chief Operating Officer. From 1996 to 1999, Mr. Wiener served as our Vice President of Operations. Mr. Wiener served the Company in many capacities between 1993 and 1995, including Regional Director of Operations.

Steven C. Finberg, 32. In October 1999, Mr. Finberg was named as our Vice President of Sales and Marketing. From 1997 to October 1999, Mr. Finberg had been our Director of Merchandising. From 1989 to 1997, Mr. Finberg held a variety of upper management and executive positions within the Company, including Regional Director of Operations.

Cheryl A. Taylor, 33. Ms. Taylor joined the Company in April 2001 and has served as our Chief Financial Officer, Executive Vice President and Secretary since May 2001. From 1994 until April 2001, Ms. Taylor was employed by The Great Train Store Company, a nationwide specialty retailer, including serving as its Chief Financial Officer and Vice President of Finance and Administration from 1996 until April 2001. From 1989 to 1994, Ms. Taylor served as a certified public accountant with Coopers & Lybrand LLP, an international accounting and auditing firm.

Helen Mihas, 35. In April 2001, Ms. Mihas was named as our Controller, Vice President and Assistant Secretary. Since March 2000, Ms. Mihas had served as our Assistant Controller. From 1993 until 2000, Ms. Mihas was employed by Columbia and Tenet Healthcare Corporations, two major national healthcare corporations, in various financial positions. From 1988 to 1993, Ms. Mihas held an accounting position at McNeil Real Estate Management.

                        BOARD OF DIRECTORS AND COMMITTEES

Our business is managed under the direction of our board of directors. Our board of directors meets during the fiscal year to review significant developments affecting the Company and to act on matters requiring board approval. Our board of directors held four meetings during the fiscal year ended December 29, 2000 and acted by unanimous written consent on seven occasions. All directors of the Company attended at least seventy-five (75%) of the total number of meetings of the board of directors held during fiscal year 2000.

Our board of directors currently has established audit and compensation committees. The committees devote attention to specific subjects and assist the board of directors in the discharge of its responsibilities. The current functions of each committee and its current members are described below.

Audit Committee

Our audit committee currently is composed of two outside directors (Messrs. McKinney and Gier), both of whom are independent as defined by the listing standards of The Nasdaq Stock Market. Our audit committee did not meet during 2000. Our audit committee is responsible for reporting to the board of directors on the general financial condition of the Company and the results of our annual audit, and are responsible for ensuring that the Company's activities are conducted in accordance with applicable laws and regulations. Our Board of Directors adopted an Audit Committee Charter for the Company on June 12, 2000 by written consent.

Report of the Audit Committee

The report of the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act, except as to the extent that we specifically incorporate this information by reference and shall not otherwise be deemed filed under such Acts.

In accordance with its written charter adopted by the Board of Directors, the Audit Committee (the "Committee") assists the Board of Directors in fulfilling its responsibility for overseeing the quality and integrity of the accounting, auditing and financial reporting practices of the Company and their systems of internal controls.

In discharging its oversight responsibility as to the audit process for fiscal year 2000, the Committee obtained from its independent accountants a written statement describing all relationships between the accountants and the Company that might bear on the accountants' independence consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," discussed with the accountants any relationships that may have impacted their objectivity and independence, and satisfied itself as to the accountants' independence.

The Committee discussed and reviewed with its independent accountants communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees" and discussed and reviewed the results of the independent accountants' examination of the consolidated financial statements.

Each of the Committee, Company management, and the independent accountants reviewed the audited consolidated financial statements of the Company as of and for the year ended December 29, 2000. Subsequent to the filing by the Company of its Form 10-K annual report for the fiscal year 2000 with the Securities and Exchange Commission, the audit committee met with management and the independent accountants and confirmed that they had no objection to the inclusion of the audited consolidated financial statements in Company's 10-K.

                                                       The Audit Committee

                                                       Mark Gier
                                                       Keith McKinney

Compensation Committee

The compensation committee presently consists of two members, Messrs. McKinney and Gier, neither of whom are officers or employees of the Company. The compensation committee determines the compensation of our Chief Executive Officer and, with the assistance of management, of our senior executive employees (including salary, bonus, equity participation through grants of stock options, and benefits). Our compensation committee currently consists of Messrs. McKinney and Gier. Our compensation committee did not meet during the 2000 fiscal year.

COMPENSATION OF DIRECTORS

For fiscal year 2000, our non-employee directors received cash compensation in the amount of $10,000 for serving on our board of directors and were reimbursed for expenses reasonably incurred in connection with their services as directors. For fiscal year 2001, each of our non-employee directors will receive $2,500 for each meeting of our board of directors attended and will be reimbursed for expenses reasonably incurred in connection with their services as directors. Pursuant to the monitoring agreement described in "Certain Relationships and Related Transactions" herein, Messrs. Hollingsworth, Campbell and Sweetser will not receive any compensation for serving as members of our board of directors during fiscal year 2001, but will be reimbursed for expenses reasonably incurred in connection with such services.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

Summary Compensation Table

The following table sets forth certain information regarding compensation paid during each of the last three fiscal years to the Company's Chief Executive Officer and each of the Company's other most highly compensated executive officers (the "named executive officers").

                                                                                             Long-Term
                                                                                           Compensation
                                                                                           ------------
           Name and                                        Annual Compensation           Shares Underlying      All Other
                                                           -------------------
      Principal Position                   Year        Salary       Bonus      Other         Options         Compensation/(1)/
      ------------------                   ----        ------       -----      -----         -------         ------------
Colon O. Washburn/(2)/                     2000       240,000          -          -         60,000               2,215
  Chief Executive Officer and              1999        56,308          -      4,940          5,000                   -
  Chairman of the Board                    1998             -          -          -              -                   -

Gary D. Wiener                             2000       138,051          -          -         25,000               2,233
  Executive Vice President and             1999       113,473          -          -              -               1,777
  Chief Operating Officer                  1998       112,936      5,000          -              -               1,949

Steven C. Finberg                          2000       113,424          -          -         20,000               3,201
  Vice President of Sales                  1999        96,750     11,500          -              -               4,191
  and Marketing                            1998        91,731          -          -              -               3,461

David I. Sheinfeld/(3)/                    2000       264,231          -    341,923/(4)/    60,000               5,796
  Chairman of the                          1999       302,874          -          -              -               4,800
  Board and President                      1998       298,819     50,000          -         20,000               4,800

John H. Gray/(5)/                          2000       175,000          -          -              -               4,586
  Executive Vice President, Chief          1999       165,000          -          -              -               1,333
  Financial Officer and Secretary          1998        33,635      5,000          -              -                   -

Michael J. Hinson/(6)/                     2000        99,230     15,000          -         12,000               1,385
  Vice President, Treasurer,               1999             -          -          -              -                   -
  Controller and Assistant                 1998             -          -          -              -                   -
  Secretary


    (footnotes on following page)

____________________

(1) These amounts consist of contributions by the Company to a 401(k) plan on behalf of the named executive.

(2) Effective October 1999, Mr. Washburn was appointed Chief Executive Officer of the Company. Mr. Washburn's annual base compensation was $240,000. Effective August 2001, Mr. Washburn resigned his position as Chief Executive Officer and Darren Miles became Chief Executive Officer.

(3) Effective November 2000, Mr. Sheinfeld resigned his position as Chairman of the Board of Directors, President, and as a member of the board of directors.

(4) Amount includes all payments due Mr. Sheinfeld pursuant to the Resignation Agreement and Contract for Services entered into with the Company on November 9, 2000, including those payments which will be made in 2001. Amount does not include the forgiveness of a $300,000 loan and accrued interest thereon owed by Mr. Sheinfeld to the Company.

(5) Effective May 2001, Mr. Gray resigned as Executive Vice President, Chief Financial Officer, and Secretary.

(6) Effective April 2001, Mr. Hinson resigned as Vice President, Controller, and Assistant Secretary.


Option Grants During Fiscal Year 2000

The following table sets forth certain information concerning options to purchase Common Stock issued to the named executive officers during fiscal year 2000 under the 1996 Fresh America Corp. Stock Option and Award Plan as Amended and Restated effective May 22, 1998.

                                                Percent of                                      Potential Realizable
                              Number of        Total Options                                  Value At Assumed Annual
                             Securities         Granted to                                      Rate of Stock Price
                         Underlying Options     Employees       Exercise                      Appreciation for Option
          Name                 Granted           In 2000         Price      Expiration Date          Term/(1)/
          ----                 -------           -------         -----      ---------------   -----------------------
                                                                                                 5%          10%
                                                                                              -----------------------
Gary D. Wiener                 25,000               6.3%         $2.00        6/2/2010        $31,445      $79,687
Steven C. Finberg              20,000               5.0%         $2.00        6/2/2010        $25,156      $63,750

     __________________

     (1) The "Potential Realizable Value" portion of the table illustrates value that might be realized upon the exercise of the options immediately prior to the expiration of their term, assuming the specified compounded rates of appreciation of the Common Stock over the term of the options.

Compensation Committee Interlocks and Insider Participation

During the 2000 fiscal year, the Compensation Committee of the Board of Directors consisted of Sheldon Stein and Mr. Washburn; however, Mr. Stein resigned from the Compensation Committee in September 2000. Mr. Washburn became the Company's Chief Executive Officer in October 1999, and continued to serve on the Compensation Committee until February 2001, when Messrs. McKinney and Gier were appointed to the Compensation Committee. Mr. Washburn resigned as Chief Executive Officer in August 2001.

Compensation Committee's Report on Executive Compensation

The Compensation Committee was formed in April 1994 in anticipation of the Company's initial public offering. Prior to the establishment of the Compensation Committee, the entire Board of Directors was responsible for determining executive compensation. Since its formation, the Compensation Committee has been responsible for recommending bonuses and any increase in base salaries for the Company's executive officers.

The Compensation Committee believes that, in order for the Company to succeed, it must be able to attract and retain qualified executive officers. In determining the type and amount of executive officer compensation, the objectives of the Compensation Committee are to provide levels of base compensation, bonuses and long-term incentives (in the form of stock options or other plans) that will attract and retain talented executive officers and align their interests with the success of the Company. The Company's executive officer compensation program currently is comprised of base salary, bonus plan, long-term incentive compensation (in the form of stock options) and various benefits generally available to employees of the Company (such as health and disability insurance). Under the supervision of the Compensation Committee and the Board of Directors, the Company has developed and implemented compensation policies, plans and programs that seek to enhance the profitability of the Company and increase shareholder value.

Base Salaries

The Company's policy is to maintain base salaries competitive with salaries paid to similarly situated executive officers of companies of similar size in comparable industries. Although neither the Board of Directors nor the Compensation Committee has conducted a formal review of base salaries paid to similarly situated executive officers, the Company believes that the base salaries payable to its executive officers are comparable to those paid by similar companies located in the Company's geographical area and engaged in industries comparable to the Company's. The Compensation Committee anticipates that adjustments to base compensation will generally be made based upon assigned responsibility and performance and successful attainment of specific goals and objectives of the Company and individual employees.

Bonuses

Year-end cash bonuses are designed to motivate the Company's executive officers to achieve specific annual financial goals and to achieve favorable returns for the Company's shareholders. At the end of each fiscal year, the Compensation Committee will assess each executive's contributions to the Company as well as the degree to which specific annual financial, strategic, and operating objectives were met by the Company.

Long-Term Incentives

Stock option grants under the Company's stock option plans form the basis of the Company's long-term incentive compensation for executive officers and employees. The specific objective of the Company's stock option plans is to align the long-term interests of the Company's executive officers and employees with those of shareholders by creating a strong link between executive pay and shareholder returns. The Company encourages its executive officers and employees to develop and maintain a significant, long-term stock ownership position in the Company's Common Stock. Stock options are awarded to executive officers and employees in order to encourage future management actions aimed at improving the Company's sales efforts, product quality and profitability. The Company believes that success in these endeavors will increase the value of the Company's Common Stock for shareholders. Recipients of options will have the opportunity to share in the increased value that results from their efforts. The Plan Administration Committee makes specific awards of options based on an individual's ability to impact Company-wide performance and in light of the total compensation appropriate for the individual's position. The Compensation Committee and the Plan Administration Committee may also consider other bonus or long-term incentives at their discretion.

Chief Executive Officer Compensation

In approving Mr. Washburn's compensation, the Board of Directors evaluated and compared Mr. Washburn's duties, responsibilities and performance results, and the overall results of the Company, to industry norms to determine the minimum level of base compensation required. The compensation committee did not recommend a cash bonus for fiscal 2000.

In November 2000, the Company entered into a resignation agreement and contract for services with Mr. Sheinfeld. Pursuant to the resignation agreement, both notes totaling $300,000 in principal and all accrued interest thereon were forgiven in full. In addition, the Company paid Mr. Sheinfeld $16,923 on December 1, 2000 and $25,000 on January 1, 2001. The Company paid Mr. Sheinfeld $33,333 per month for the six months of January through June 2001. The payments decreased to $8,333 for the last six months of 2001. There are no other payments due.

This Report is submitted by the members of the Compensation Committee of the Board of Directors.

                                                          Colon O. Washburn

EMPLOYMENT AND CONSULTING AGREEMENTS

On April 23, 2001, the Company entered into an Agreement for Services with Cheryl A. Taylor whereby Ms. Taylor has agreed to serve as the Company's Chief Financial Officer, Executive Vice President and Secretary for a three month term beginning April 23, 2001, and on a month-to-month basis thereafter, until such time as Ms. Taylor enters into an employment agreement with the Company. Pursuant to the consulting agreement, Ms. Taylor will be paid at an hourly rate of $125 and will be reimbursed for business expenses incurred under the agreement on behalf of the Company.

SEVERANCE AGREEMENTS

On November 9, 2000, the Company and Mr. Sheinfeld entered into a Resignation Agreement and Contract for Services in connection with Mr. Sheinfeld's resignation as Chairman of the Board of Directors and an employee of the Company. Pursuant to the agreement, Mr. Sheinfeld was entitled to receive a severance payment of $50,000, $25,000 of which was paid on November 9, 2000 with the remaining $25,000 paid on February 1, 2001. In addition, Mr. Sheinfeld is eligible to receive a bonus in the amount of $25,000 on December 31, 2001, if, in the reasonable judgment of the Company, Mr. Sheinfeld has satisfactorily performed the services required by the Company. Further, the Company agreed to forgive Mr. Sheinfeld's debt to the Company in the amount of $300,000. In conjunction therewith, the Company additionally agreed to release Mr. Sheinfeld from further liability for interest on his debts which, as of November 9, 2000, was in the amount of $59,601.18 and continues to accrue. The Company also agreed to extend the period during which Mr. Sheinfeld may exercise his stock options to purchase 105,537 shares of the Company's Common Stock from November 9, 2000 to November 9, 2001.

The agreement contemplates that Mr. Sheinfeld would be engaged as an independent contractor to the Company for a period commencing on November 9, 2000 and ending December 31, 2001, unless terminated earlier pursuant to the agreement. The agreement provides for total compensation of $291,923.07 for such services during the term of the agreement. The agreement also includes certain non-competition, confidentiality and indemnification covenants.

STOCK PERFORMANCE GRAPH

The following graph shows a five year comparison of shareholder return on the Company's Common Stock based on the market price of the Common Stock (assuming reinvestment of dividends), the cumulative total returns of companies on the Nasdaq Stock Market Index of U.S. Companies, and companies with standard industry classifications (SIC codes) with the same range as Fresh America's. The data was supplied by the Center for Research in Security Prices, Graduate School of Business, The University of Chicago.

                Comparison of Five-Year Cumulative Total Returns
           Fresh America Corp., Nasdaq Stock Market and Nasdaq Stocks

                    (Performance Results through 12/29/2000)

                                    [GRAPHIC]

                                                                Period Ending
                                            -------------------------------------------------
Index                                       12/1995 12/1996 12/1997 12/1998 12/1999  12/2000
---------------------------------------------------------------------------------------------
Fresh America Corp.                          100.0   171.4   200.0   174.0    50.6     11.7
Nasdaq Stock Market (US Companies)           100.0   123.0   150.7   212.4   394.8    237.5
NASDAQ Stocks (SIC 5140-5149 US Companies)   100.0   155.5   264.3   312.9   207.5    308.2
    Groceries and Related Products

 *Source: CRSP (www.crsp.uchicago.edu), Center for Research in Security Prices,
  Graduate School of Business, The University of Chicago. Used with permission.
                              All rights reserved.



                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company entered into a six-month consulting agreement with Mr. Thomas Hubbard effective October 1, 1999, at which time Mr. Hubbard was a Director of the Company. The agreement paid Mr. Hubbard $8,000 per month. The agreement called for Mr. Hubbard to provide managerial oversight of King's Onion House, a wholly owned subsidiary of Fresh America. The agreement was extended for an additional twelve-month period, which ended April 1, 2001.

In December 1999, the Company made an unsecured loan in the principal amount of $175,000 to Mr. David Sheinfeld, the former Chairman, Chief Executive Officer and President of the Company. At such time, the Company also extended an existing $125,000 unsecured loan made to Mr. Sheinfeld in December 1994. The extended note and the new note were both to bear interest at the Bank of America, N.A. prime rate and were due and payable in December 2001.

These notes were forgiven pursuant to the resignation agreement discussed in the compensation committee's report and in the "Severance Agreements" section above.

On September 5, 2001, the Company entered into a Monitoring Agreement with North Texas Investment Advisors ("NT Advisors"), an affiliate of NTOF, as a condition to the Agreements between NTOF and the Company. The Monitoring Agreement provides that NT Advisors will monitor the progress and performance of the Company for which the Company will pay NT Advisors a fee of $20,000 per month. Messrs. Hollingsworth, Campbell and Sweetser hold positions as managers of NT Advisors as well as being partners in NTOF and directors of the Company. The terms of the Monitoring agreement provide that affiliates of NT Advisors or NTOF will not be paid compensation as directors of the Company.

On September 5, 2001, we issued an unsecured promissory note to Larry Martin, a shareholder owning more than 5% of our outstanding common stock, in the amount of $1,239,233. The promissory note bears no interest and becomes due and payable on the earlier of (i) January 3, 2002 or (ii) our repayment of our senior secured line of credit with Bank of America, N.A. The promissory note evidences a deferred purchase price payment owed to Mr. Martin pursuant a Stock Purchase Agreement entered into with Mr. Martin's former company on December 17, 1997.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers (as defined in regulations promulgated by the SEC thereunder) and directors, and persons who own more than ten percent (10%) of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of copies of all reports of ownership furnished to the Company, the Company believes that during the last year it complied with all filing requirements applicable to its officers, directors and greater than ten percent (10%) beneficial owners.

                                    SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant has duly caused the report to be signed on its behalf by the undersigned thereto duly authorized.

                                           FRESH AMERICA CORP.



                                           By: /s/ Cheryl A. Taylor
                                               ---------------------------------
                                           Name:   Cheryl A. Taylor
                                           Title:  Executive Vice President and
                                                   Chief Financial Officer